Rec. Central
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

03038010

September 12, 2003

Act	1934
Section	14(e)
Rule	14e-5
Public Availability	9-12-03

Alan M. Klein
Simpson Thatcher & Bartlett
425 Lexington Avenue
New York, New York
10017-3954

Re: Offer for Banyu Pharmaceutical Co. Ltd.
File No.: TP 03-130

PROCESSED
NOV 10 2003
THOMSON
FINANCIAL

Dear Mr. Klein:

In regard to your letter dated September 11, 2003, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the facts that:

- Banyu is a foreign private issuer within the meaning of Rule 3b-4 (b) under the Securities Exchange Act of 1934 (Exchange Act);
- The tender offer is required to be conducted in accordance with applicable Japanese statutory and regulatory requirements governing tender offers;
- The Commercial Code of Japan (Commercial Code) provides for a Statutory Put for all holders of Shares constituting less than one unit.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit Banyu to comply with the Commercial Code and purchase Shares in the event that one or more odd-lot holders exercise their Statutory Puts during the Offer.

The foregoing exemption from Rule 14e-5 under the Exchange Act is based solely on your representations and the facts presented, and is strictly limited to the application of this rule

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to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3188

E-MAIL ADDRESS
aklein@stblaw.com

September 11, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Office of Risk Management and Control
Division of Market Regulation
Attention: James A. Brigagliano

Re: Request for Exemption from Rule 14e-5

Dear Mr. Brigagliano:

We are writing on behalf of our client, Merck & Co., Inc. ("Merck"), and its subsidiary, Banyu Pharmaceutical Co., Ltd. ("Banyu"), a Japanese joint stock corporation, to follow up on our recent conversations and to request that the Securities and Exchange Commission grant a limited exemption from compliance with the provisions of Rule 14e-5 under the Securities Exchange Act of 1934 for certain purchases required by Japanese law in connection with the proposed tender offer by MSD (JAPAN) Co., Ltd. ("MSD"), an indirect wholly-owned subsidiary of Merck, for the outstanding shares of common stock, no par value, of Banyu, not already owned by MSD.

In March 2003, Merck completed a tender offer for the shares of Banyu in which it received tenders that brought its ownership of Banyu shares to approximately 95% of the outstanding Banyu common stock (the "Initial Tender Offer"). In connection with the Initial Tender Offer, Merck sought and received a limited exemption from compliance with the provisions of Rule 14e-5 from the Commission.[1] Merck now seeks to acquire the remaining 5% of the outstanding shares of Banyu common stock through another tender offer and requests a similar limited exemption from compliance with the provisions of Rule 14e-5 as previously granted in connection with the Initial Tender Offer.

As previously discussed with members of the staff of the Commission, the offer will be made in cash to all holders of common stock and is expected to be for all of the

1 See, Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available January 9, 2003).

outstanding shares of Banyu not already held by MSD, with settlement occurring in Japan and the cash purchase price expressed in Japanese yen. In addition to shares of Banyu not already held by Merck and its subsidiaries, MSD will purchase Banyu shares held by three other wholly-owned subsidiaries of Merck. The offer will be structured so as to comply with the laws of Japan, the jurisdiction with the primary nexus to Banyu and the greatest interest in the conduct of the offer. See "Background". In addition, except for the limited exemption requested herein, the offer will also comply with the applicable provisions of Regulation 14E under the Exchange Act and the other applicable rules and regulations promulgated under the Exchange Act. Nomura Securities Co., Ltd. and J.P. Morgan Securities Asia Pte Limited will coordinate the offer as tender offer agents.

Background

Merck

Merck, a company organized under the laws of New Jersey, is a leading global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint-ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care, L.L.C. Merck's shares are listed on the New York Stock Exchange. Merck plans to consummate the acquisition of Banyu's shares by means of the offer through its indirect wholly-owned subsidiary, MSD, a Japanese joint stock corporation.

Banyu

Banyu, a joint stock corporation organized under the laws of Japan, is a pharmaceutical company, engaged in research and development, manufacturing and sales of pharmaceutical products in Japan. All of Banyu's operations are conducted in Japan, all of Banyu's assets and its executive offices are located in Japan, and all of its revenues are derived from its sales activities in Japan. In accordance with the rules of the Tokyo Stock Exchange ("TSE"), Banyu was delisted from the TSE on July 27, 2003 because the shares of Banyu common stock held by Banyu's ten major shareholders exceeded 90%. Banyu is a foreign private issuer as defined in Rule 3b-4(b) under the Exchange Act. Banyu has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

The Common Stock and the Statutory Put

Banyu presently has outstanding 263,992,688 shares, including 532,491 treasury shares. Merck and certain of its subsidiaries own beneficially 250,816,207 shares, or approximately 95% of the outstanding shares, including 134,295,000 shares held by subsidiaries of Merck other than MSD. Based upon Banyu's most recently available shareholder list as of July 25, 2003 and large shareholder filings in Japan, there are no holders of five percent or more of Banyu's common stock other than Merck and its affiliates.

The Japanese Commercial Code provides for a unit share system under which a certain number of shares of a joint stock corporation as specified in its Articles of Incorporation constitute a unit. Banyu's Articles of Incorporation provide that 100 shares constitute a unit. The Commercial Code imposes significant restrictions and limitations on holdings of common stock that do not represent one unit or integral multiples of a unit. For example, under the Commercial Code, companies may choose not to issue certificates for shares representing less than one unit by providing so in their Articles of Incorporation, in which case certificates for shares representing less than one unit may only be issued in certain limited circumstances. Because the transfer of shares requires delivery of share certificates, fractions of a unit for which no certificates have been issued are not transferable. In addition, a holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares.

Due to such limitations and restrictions, the Commercial Code grants a holder of shares representing less than a unit a right to require the company to purchase such shares. Pursuant to such provision of law, Banyu is required to purchase, at any time, at the request of a holder, such holder's common stock representing less than a unit (the "Statutory Put"). Banyu must make such purchases at a price negotiated with the requesting holder or determined pursuant to judicial proceedings.

With respect to the number of shares held as less than a unit, the shareholder list indicates that, as July 25, 2003, there were 131,469 such odd-lot shares, representing only 0.05% of Banyu's outstanding shares.

Offer

The relevant Japanese laws and regulations governing tender offers are set forth in the Securities and Exchange Law of Japan ("SEL"), as amended, the Securities and Exchange Law Enforcement Order, various Ministerial Ordinances issued by the Ministry of Finance of Japan, and the Commercial Code of Japan relating to joint stock corporations and certain related legislation.

At a meeting of the Board of Directors of MSD to be held on September 11, 2003, the Board of Directors is expected to consider taking appropriate action to conduct the offer for all of the outstanding publicly held shares of the common stock of Banyu not held by MSD in accordance with the SEL. The cash purchase price will be expressed in yen with settlement in Japan.

It is presently contemplated that the offer will commence on September 17, 2003.

In Japan, holders of common stock may tender shares pursuant to the offer by submitting to the tender offer agent a completed tender offer application form accompanied by share certificates representing the number of shares to be tendered pursuant to the offer.

In order to participate in the offer, holders of common stock outside of Japan will have to notify their respective standing agents in Japan. Such standing agents will submit completed tender offer application forms and share certificates to the tender offer agent on behalf of such foreign holders who wish to tender into the offer.

Request for Exemption Under Rule 14e-5

Rule 14e-5

Pursuant to Rule 14e-5 under the Exchange Act, as an affiliate of MSD, Banyu may not purchase any shares outside of the offer while the offer remains open. As noted above, the Japanese Commercial Code mandates the Statutory Put for all holders of shares constituting less than a unit. The Statutory Put enables a holder of less than a unit to require Banyu to purchase such shares at any time, including during the offer. During the term of the proposed tender offer, Banyu intends to offer to make any such purchases at a price equal to the price offered by MSD in the tender offer. As discussed above under "The Common Stock and the Statutory Put," the aggregate number of shares held in such odd-lots is only 0.05% of the number of shares outstanding.

Basis for Exemption

It is our view that a limited exemption from the application of Rule 14e-5 with respect to purchases by Banyu pursuant to the Statutory Put is consistent with policy statements of the Commission in connection with the adoption of Rule 14e-5 in January 2000. We note that the staff of the Commission granted Merck and Banyu a similar request in connection with the Initial Tender Offer.[2] We note also that in the past the staff of the Commission has granted substantially similar requests for exemptive relief for the Statutory Put under Rule 10b-13 prior to the adoption of Rule 14e-5.[3]

Rule 14e-5 is designed to protect the investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[4] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage

2 See, Letter of the Staff Regarding Banyu Pharmaceutical Co., Ltd. (available January 9, 2003)

3 See, Letter of the Staff Regarding Tender Offer for Shares of Japanese Issuer (available November 15, 1999) and Letter of the Staff Regarding Amway Japan Limited Issuer Tender Offer (available July 15, 1996).

4 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054, International Series Release No. 1208 (October 26, 1999), Section II.C.1.

U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[5] In addition, we note that, in adopting Rule 14e-5, the Commission excepted other purchases by a covered person which, like the Statutory Put, are made pursuant to an obligation that existed prior to the public announcement of a tender offer without any exercise of discretion during the offer period on the part of the covered person.[6]

Requested Exemption

As a result of the statutory requirements of Japan's Commercial Code and the immaterial number of shares held by odd-lot holders, Merck requests, on behalf of Banyu, that the Commission grant a limited exemption from Rule 14e-5 under the Exchange Act to enable Banyu to comply with the Commercial Code in the event that one or more odd-lot holders exercise the Statutory Put prior to the expiration of the offer. In the event that this exemption is granted, MSD intends to include appropriate disclosure in the Japanese offering materials regarding the possibility of the exercise by odd-lot holders of the Statutory Put during the offer.

In accordance with Rule 0-12 of the Exchange Act, five copies of this letter have been submitted to the Commission.

Very truly yours,

Alan Klein

cc: George Shiebler, Esq.
(Merck & Co., Inc.)

Ken Fujinawa, Esq.
(Nagashima Ohno & Tsunematsu)

David Sneider

---

5 Id.

6 Rule 14e-5(b)(7) provides an exception for purchases pursuant to a contract entered into before public announcement of the tender offer if the contract is unconditional and binding on both parties and certain other conditions are met.